Sol Strategies Announces Definitive Agreement to Acquire Leading Validators and Appointment of Michael Hubbard as Chief Strategy Officer

Toronto, Ontario--(Newsfile Corp. - March 10, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) ("Sol Strategies" or the "Company"), (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain ecosystem, is pleased to announce that on March 7, 2025 it signed a definitive agreement to acquire three additional Solana validators (the "Acquisition"), including the Laine Solana validator, as well as stakewiz.com, one of the most viewed websites in the Solana staking ecosystem, as previously disclosed in the Company's February 14, 2025 news release. The Laine validator, as of March 6, 2025, had 1.5 million SOL (CAD $317 million) delegated to it.

Laine is a leader in blockchain infrastructure and validator services, known for its trustworthy reputation, stake weight, reliability, and ecosystem contributions inside the Solana ecosystem. Laine operates validator nodes across Solana, SUI, and Monad, providing crucial infrastructure for decentralized networks. This acquisition expands Sol Strategies' position as an institutional staking provider and its validator operations significantly.

Upon completion of the Acquisition, Sol Strategies will have increased its total staked SOL to 3.3 million SOL (CAD $706 million) across its validator operations, an increase since February 28, 2025, of approximately 101%. The transaction represents a key step in Sol Strategies' mission to scale its validator business, enhance its infrastructure and technology capabilities, and provide the premier institutional-grade staking solution and leading customer experience available across the Solana ecosystem.

The above Canadian dollar (CAD) amounts are based on prices and foreign exchange rates quoted by Coinbase.com/converter/sol/cad as of 9:20 AM ET on March 6, 2025. The staked SOL amounts are available on StakeWiz.

Acquisition Terms

The Acquisition will be completed for a purchase price of CAD $35 million payable through a combination of cash and Sol Strategies common shares and warrants. Pursuant to the terms of the definitive agreement, Sol Strategies will acquire a 100% ownership interest in the Validators and all ancillary rights and assets required for their management (the "Purchased Assets").

Total consideration for the Purchased Assets includes:

  CAD $5 million in cash or stablecoins (payable upon closing)
  5 million common shares of Sol Strategies issued at closing at a price of $3.00 per share
  An additional 5 million Common Shares to be issued on the one-year anniversary of the date at a price of $3.00 per share
  4.5 million common share purchase warrants (the "Warrants"), each exercisable into one common share at an exercise price of $2.98 per Common Share, vesting monthly over a 36-month period, each Warrant exercisable for a period of 3 years from vesting

The Common Shares issued as consideration for the Acquisition, including the Common Shares issuable upon exercise of the Warrants, will be subject to a statutory four-month lock-up provision upon issuance.

The Acquisition is subject to customary closing conditions for a transaction of this nature. No finders' fees will be paid, and the Acquisition is an arm's length transaction.

Michael Hubbard Joins Sol Strategies as Chief Strategy Officer

In connection with the Acquisition, Sol Strategies is thrilled to announce that Michael Hubbard, the founder of Laine, will be joining the Company as Chief Strategy Officer ("CSO").

Hubbard brings extensive expertise in validator operations, blockchain infrastructure, and decentralized network analytics. As the driving force behind Laine, he has built a reputation for developing industry-leading Solana staking tools and validator services. Stakewiz.com's analytics platform serves as a crucial resource for the Solana ecosystem, offering validator performance insights, staking guidance, and real-time network analytics. His appointment as CSO strengthens Sol Strategies' position at the forefront of Solana infrastructure while reinforcing the company's commitment to becoming a key contributor to the ecosystem's growth and a leader in industry innovation and thought leadership.

"Michael's appointment as our Chief Strategy Officer represents a transformative addition to our leadership team," said Leah Wald, CEO of Sol Strategies. "Beyond his technical expertise in validator operations, Michael brings strategic vision that will accelerate our growth initiatives and enhance our value proposition. His proven ability to identify emerging opportunities within the Solana ecosystem will be instrumental as we execute our growth strategy and develop proprietary technologies that address the evolving needs of institutional stakers. Michael's integration strengthens our competitive positioning and reinforces our commitment to building best-in-class Solana infrastructure."

In his role as CSO, Hubbard will oversee the strategic direction of Sol Strategies' validator operations, with a focus on growth, efficiency, and innovation. His integration into the company seeks to ensure a seamless transition of Laine's technical expertise and validator assets into the Sol Strategies platform, while also driving the development of next generation staking solutions that meet the rigorous demands of institutional investors and ecosystem participants.

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) is a publicly traded Canadian company actively investing in and providing infrastructure for the Solana blockchain ecosystem. The Company focuses on validator operations, staking rewards, and strategic investments in Solana-based projects, enabling shareholders to participate in the decentralized finance and blockchain infrastructure landscape. For more information, visit www.solstrategies.io.

A copy of this news release and all related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About Laine

Laine is a blockchain infrastructure leader specializing in validator operations and decentralized network solutions. The company's analytics platform provides Solana users with critical validator performance data, staking insights, and network analysis tools. Laine's advanced staking solutions, robust security practices, and commitment to transparency have made it one of the most trusted entities in the Solana ecosystem. For more information, visit https://stakewiz.com.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, (ii) expectations regarding the characteristics, value drivers, and anticipated benefits of the Acquisition and appointment of the new CSO, (iii) expectations regarding the timing of Closing and the Company's future development opportunities in connection with the Acquisition, and (iv) the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Acquisition and its intended impact on the Company, including its annual percentage yield from staking operations. There is no assurance that the Acquisition will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies. None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Investor Contact:

ICR

John Ragozzino, CFA
solstrategies@icrinc.com
Tel: 203-682-8284

Company Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Source: Sol Strategies Inc.

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https://www.newsfilecorp.com/release/243955